Management’s Discussion and Analysis

(The following discussion and analysis should be read in conjunction with the consolidated financial statements and the corresponding notes)

(Figures are expressed in Canadian dollars except where otherwise indicated)

January 31, 2005

Overview

With the price of gold averaging US$409 per ounce during the year and having closed at US$439 at the end of fiscal 2004, the Company has continued to principally focus its efforts in advancing the Atlanta Gold property in Idaho, USA (“Atlanta”) towards production in the near term, contingent upon completion of the Environmental Impact Study (“EIS”).

The Company also advanced its Jackson Inlet Diamond property on Baffin Island, Nunavut (“Jackson Inlet”) after entering into two agreements during the year.  Pursuant to a letter agreement entered into in April 2004 with Kennecott Canada Exploration Inc. (“Kennecott”) in connection with 270,644 acres of the north claim block (the “Jackson East & West”) of the Jackson Inlet Diamond property on Baffin Island, Nunavut (“Jackson Inlet”), Kennecott incurred expenditures in excess of $615,000 in completing a 15,700-line kilometre MIDAS IITM aeromagnetic survey over 200,000 acres of Jackson East & West using 50-metre spacing for one block of claims (“Block 1”) and 75-metre spacing for a second block of claims (“Block 2”).  The final results of the survey, which were received by the Company during the first quarter of 2005, revealed as many as 78 new potential kimberlite drill targets.  The agreement with Kennecott was terminated in July 2004 as a result of discussions of the Company’s obligations towards a third party having an interest in Jackson Inlet not producing the necessary results within the anticipated time frame. The Company remains committed to honoring the third party agreement and to continue advanced exploration at Jackson Inlet.

In August 2004, the Company entered into an agreement with Stornoway Diamond Corporation (“Stornoway”) in respect of the south claim block running along the Vista River (“Vista”) covering over 980,000 acres of Jackson Inlet.  Under the terms of this agreement, Stornoway has the option to earn a 51% interest in these claims by, among other things, incurring a minimum of $3 million in exploration expenditures on Vista over a three-year period. Prior to Stornoway having to elect to take up the option and commence expenditures, the Company is required to complete a minimum $900,000 exploration program mutually acceptable to the parties and to deliver to Stornoway a report thereon. The Company completed a 1,200-sample soil/till sampling program in the third quarter of 2004.  The samples were processed for kimberlite indicator minerals at a processing laboratory in Vancouver.  Heavy mineral concentrates were sent to two labs for selecting and counting kimberlite indicator indicator minerals.   Results from the counting, expected to be completed by the end of the first quarter of 2005, will be used to complete the exploration program. Discussions are ongoing with Stornoway in respect of the nature of the report to be delivered by the Company.

The Company has also retained its interest in a total of 124 mining claims totaling 6,942 acres comprising its Abitibi gold property located along the Abitibi gold belt in Eastern Quebec (“Abitibi”).  The Company holds an option to acquire 62 of these claims, totaling 4,500 acres, in four groups (Normar, Mouskor, Malartic H, and Malartic H Annex) pursuant to an option agreement entered into with Breakwater Resources in August 2003 and staked an additional 62 claims in December 2003.  Certain other claims optioned from Breakwater on the Joannes North and Joannes West portions of the property covering 2,540 acres, were returned to Breakwater during 2004. The Company anticipates resuming exploration activities on Abitibi in the second quarter of 2005.

Financial Summary

2004

During the year, cash increased by $1,177,000 (compared to a decline of $931,000 in 2003), as the Company was successful in raising gross proceeds of in excess of $9.2 million, by means of equity private placements.  Pursuant to these financings, the Company issued a total of 42,322,888 units (consisting of shares and warrants) (see “Liquidity and Capital Resources” below).  The proceeds of these financings were primarily used on mineral property and capital asset expenditures, which totaled $5,561,000 in 2004 (2003 - $4,794,000).  Of this total, $4,572,000 of development expenditures were incurred in 2004 on Atlanta (2003 - $1,701,000) as the Company completed  the feasibility study, continued with preparation of the EIS and prepared for the commencement of the mine construction phase.   The Atlanta property was reactivated in late 2002, with extensive activity continuing in 2003, when the feasibility study and EIS process commenced, and extensive work continued throughout 2004, with assaying, test work, and environmental analysis also being undertaken.  With the feasibility study having been completed in November 2004, the objective of the Company is to bring Atlanta into production in the near term contingent upon completing the EIS. As this project advances, the Company anticipates that the majority of its expenditures in 2005 will continue to be in respect of Atlanta, with funds required for construction, additional personnel and equipment at Atlanta.

Exploration expenditures incurred by the Company in 2004 were primarily the result of the 1,200 sample till and soil sampling program on Vista at Jackson Inlet, which totaled $1,620,000 (2003 – $1,411,000).  The increase in expenditures on Jackson Inlet in 2004 compared to 2003 was primarily due to the Company complying with the agreements with Kennecott (prior to termination) and Stornoway to complete exploration programs on Jackson East & West and Vista, respectively.  In 2005, exploration expenditures on Jackson Inlet are expected to decline somewhat because the Company’s primary focus will continue to be on bringing Atlanta into production.  Whether Stornoway will elect to take up its option on Vista and thereby be committed to commence expenditures of not less than $1 million during the first year of the option, has not as yet been determined.

Cash from head office activities declined during 2004 by $1,793,000 (compared to an increase in 2003 by $1,053,000), primarily because amounts owing to suppliers for work incurred in 2003 were paid in 2004.  Also, head office expenses in 2004 of $1,201,000 were higher compared to the same period in 2003 ($1,036,000) mainly due to higher professional fees arising from the financings undertaken by the Company in 2004 and the negotiations with Kennecott and Stornoway, higher travel costs in 2004 incurred in marketing the financings and as a result of the incurrence of $111,000 in Part XII.6 tax in respect of flow-through financing completed in 2003.  This compared to $89,000 incurred in 2003 in Part XII.6 tax in respect of 2002 flow through financing.

During the year, the Company recorded an income tax provision of $4,574,200, which includes a valuation allowance of $3,416,202 in respect of non-capital looses carried forward that will, more likely than not, expire before they are utilized.

2003

General and administrative expenses for the year ended December 31, 2003 increased compared to the same period in 2002, primarily because (a) Part Xll.6 tax was incurred in 2003 whereas none was incurred in 2002, and (b) an additional salary that was incurred when the Company hired a Vice President, Exploration.  The position was vacated in September 2003 and a replacement has not been named.  Offsetting these increases was a sharp decline in investor relations costs primarily because of the largely non-brokered financing completed during the year (note 5 (d)), compared to the brokered financing carried out in 2002.  Interest income for the year remained unchanged from 2002 because the bank balances were relatively the same throughout both 2003 and 2002.  Since the Company pays its Atlanta Gold costs in US dollars, the stronger Canadian dollar resulted in a foreign currency gain for the year.

Five Jackson Inlet mining claims were allowed to lapse during the year and as a result, the Company has written off total acquisition and exploration costs of $31,219 related to these lapsed claims.

Mineral property expenditures incurred in 2003 were significantly higher than in 2002 primarily because: (a) over $1.6 million was spent on a 22,000-metre BQ (35mm) core-drilling program and sample assaying at Abitibi; (b) over $1.7 million was incurred on Atlanta, specifically for base line work on flora and fauna, air, and water quality, as the Company commenced the EIS preparation stage in July 2003; and (c) over $1.4 million was spent on Jackson Inlet, primarily on a ground magnetometer survey, a soil sampling program, and two major claim-staking campaigns carried out during the year.  Since the Company’s focus in 2003 was on Abitibi, Atlanta and Jackson Inlet, expenditures on TORNGAT and Indonesia were essentially limited to that required to renew permits and annual filings, as the Company sought joint venture participation to advance both properties.

2002

General and administrative expenses for the year ended December 31, 2002 remained relatively unchanged from similar expenses incurred in 2001, except that no Part XII.6 tax was incurred in 2002 compared to $135,825 in Part XII.6 incurred in 2001.  Conversely, interest income for the year declined by approximately 88% to $23,767 from $210,655 in 2001 due to lower bank balances reflecting expenditures being incurred on both Jackson Inlet and Atlanta.  The flow-through share financing completed in December 2002 resulted in Part XII.6 tax being incurred in 2003.

Property acquisition, drilling and field exploration, and project administration expenditures incurred on Jackson Inlet totaled $2,238,288 during 2002 (compared to $3,946,298 incurred in 2001).  These costs were incurred in conducting ground geophysical surveys, core drilling program, and soil sample extraction and analysis in 2002 (compared to a mini-bulk sampling program and a 6,641-line kilometre air-borne geophysical survey completed in 2001).  Costs incurred on TORNGAT during 2002 totaled $72,779, compared to $622,862 incurred in 2001 (before writing off $218,060 relating to two abandoned exploration permits, which were allowed to lapse in 2001).  Total mine development expenditures incurred on Atlanta in 2002 was $475,900 (compared to $12,649 incurred in 2001).  Included in these costs were $310,715 for completing a 13-hole core-drilling program, $61,091 for risk and sample analysis and $42,397 for consulting fees.

Capital Expenditures

Atlanta:

In 2004, mining expenditures of $4,385,000 focused predominantly on completing the initial wildlife survey, monitoring water and air quality, designing geo-technical facilities, entering into of an option to lease the work camp site and water rights for ten years, and supervising engineering activities carried out in connection with the feasibility study, completed in November 2004, and the EIS, expected to be completed by mid-2005.  This compares with $1,535,000 incurred on Atlanta in 2003, when work on the feasibility study and EIS had just begun.

Jackson Inlet:

On Jackson East & West, final results of the geological flight data from the airborne survey commissioned and funded by Kennecott during the third quarter, indicated as many as seventy-eight magnetic anomalies on Blocks 1 and 2.

On Jackson Inlet, the Company incurred $1,033,000 during 2004, including $604,000 during the fourth quarter related to completing the processing and diamond indicator mineral selection from 1,213 till samples collected on Vista.  This compared to $1,273,000 in 2003, including $112,000 incurred in the fourth quarter of 2003, when the Company was conducting a similar till sampling program.  After the Company filed assessment reports with Indian and Northern Affairs Canada (“INAC”) in 2004 in respect of claims covering 558,087.5 acres, paid filing fees of $55,808 (2003 - $12,999) and completed the till sampling program , the Company believes that it has performed sufficient exploration work to keep all of its 532 claims in good standing until May 2005, at which time, Stornoway is expected to commence incurring expenditures on Vista.  The Company expects INAC to provide confirmation of assessed claims early in 2005.

As at the end of fiscal 2004, the Company holds a 100% interest in 532 contiguous mining claims at Jackson Inlet covering 5,075 sq. km (approx. 1,254,000 acres).

Abitibi:

The Company incurred expenditures in 2004 on Abitibi of $76,000, and paid $25,000 in December 2004 in accordance with the terms of its option agreement with Breakwater in respect of 62 of the 124 claims comprising Abitibi.  Technical reports prepared during the first quarter of 2004, in respect of the core-drilling program completed in the winter of 2003 on the Normar, Mouskor, Malartic H and Malartic H Annex sections of Abitibi, will be used to prepare for an exploration program, including a 10-hole diamond drilling program on the Normar group of twenty-five mining claims (1,043 acres), which is expected to start in the second quarter of 2005. After twenty-nine claims were returned to Breakwater in 2004, the Company has incurred sufficient exploration expenditures, paid all relevant filing fees and has filed all relevant assessment reports with the Quebec Ministry of Natural Resources (“QMNR”) to maintain all of its remaining Abitibi mineral claims in good standing until September 1, 2006. The Company will pursue several alternatives, including seeking joint venture participation, to further advance the Mouskor, Malartic H and Malartic H Annex areas of Abitibi.

Torngat:

With the Company focusing its attention primarily on the Atlanta, Jackson Inlet, and Normar area of Abitibi, the Company did not incur any costs on its TORNGAT Diamond property, in Northern Quebec, (“TORNGAT”) during 2004 (2003 - $18,000).  The Company did incur property acquisition costs of $34,335 during 2004 ($34,335 in 2003).  The Company has carried out exploration work on TORNGAT and filed assessment reports with the QMNR sufficient to keep the three mining permits covering TORNGAT in good standing until 2006.  The Company continues pursuing several options, including seeking joint venture participation, to further advance TORNGAT.

Layuh:

The Company’s Layuh gold property in Kalimantan, Indonesia (“Layuh”) was on care and maintenance, awaiting a recently-elected federal government administration to provide political and economic stability since 1999. In June 2004, the Company submitted a request to extend the Approval in Principle for a Seventh Generation Contract of Work (C.O.W.), first granted in 1998, for another twelve months. By the end of the year, the Company wrote-off Layuh’s carrying value of $1,450,626 because it decided to focus its time and effort on Atlanta, Jackson Inlet and Abitibi. However, it will continue pursuing third party participants, including one that’s presently conducting due diligence on Layuh.

After writing off the Layuh property, the Company has mining properties in Canada and United States.  Corporate administrative activities are carried out from Canada.  The Company has an interest in four mineral properties, of which two are gold properties and two are diamond properties.  As previously noted, the Company’s activities during 2004 have been principally focused on its Atlanta gold project located in Idaho, the Abitibi gold property located in Quebec and on its Jackson Inlet diamond property, located in Nunavut.

Liquidity and Capital Resources

In fiscal 2004, the Company raised aggregate gross proceeds of $9,261,275 by means of equity financings, an increase of approximately $6.32 million over the amount raised by the Company in 2003.  The financings consisted of the private placement of units, with each unit consisting of one common share and one common share purchase warrant, with each warrant being exercisable for two years with exercise prices ranging from $0.24 to $0.50 per share.  Pursuant to these financings, the Company issued warrants in payment of commissions and advisory fees, consisting of 1,642,500 warrants exercisable at $0.205 per share and 1,589,136 warrants exercisable at $0.23 per share.  The Company has also agreed to pay early in 2005 fees totaling $248,456.  Of the aggregate amount raised, $4,896,100 was raised during the fourth quarter of 2004.

Pursuant to the various financings, three directors of the Company subscribed for, in aggregate, 4,934,221 units for aggregate proceeds to the Company of $1,250,075.  The warrants included in the units subscribed for by the directors are exercisable at prices ranging from $0.24 to $0.50 per share.

The Company anticipates raising an additional $1.0 million early in 2005.  With these funds, together with the $3,496,100 raised in December, 2004, the Company anticipates that it will have sufficient funds to adequately finance the planned expenditures on the Atlanta, Jackson Inlet and Abitibi properties described above, as well as for general working capital purposes for the first half of 2005.  The Company is currently securing project financing for Atlanta. A delay in arranging project financing on terms satisfactory to the Company could result in construction at Atlanta and ultimately production from Atlanta, being delayed.  The Company also anticipates that, subject to Stornoway electing to take up the earn-in option, Stornoway will begin incurring a minimum of $1.0 million in exploration expenditures on Vista in 2005.

Despite the significantly higher level of financing by the Company completed in 2004 as compared to 2003, cash increased modestly from the commencement of the current year ($1,177,000) (compared to a decline of $931,000 experienced in 2003), reflecting primarily the $3.0 million reduction in amounts owing to suppliers and the increase in expenditures made by the Company on the Atlanta property over those made during 2003.

Refundable mining and tax credits from the Quebec Ministry of Revenue (“QMR”) and the QMNR totalling $743,000 in respect of expenditures incurred in Quebec during 2003, will require that the Company carry out additional Canadian Exploration Expenditures (“CEE”) prior to August 2005, so as to comply with flow-through share requirements.  Part XII.6 tax arising from receipt of these tax credits and from CEE renounced in 2003 but incurred in 2004, is estimated to be $113,000 and is payable by the Company prior to March 2005.

During the fourth quarter of 2004, the Company renewed its office and equipment leases resulting in operating lease commitments for these leases totaling $357,500 until January 2010 as follows:

Year	Payments due
2005	$50,300
2006	$73,750
2007	$73,750
2008	$75,760
2009	$77,700

The Company has made commitments in respect of its mineral properties that are required to keep the various properties in good standing as follows:

Year	Jackson Inlet	TORNGAT	Abitibi	Atlanta - $US
2005	-	34,335	25,000	67,500
2006	100,000	34,335	25,000	209,500
2007	-	34,335	25,000	70,000
2008	-	34,335	25,000	70,000
2009	-	34,335	-	20,000
2010 - 2011	-	-	-	20,000
2012 – 2015	-	-	-	10,000

The Company has also made expenditure commitments of $3,500,000 necessary for it to earn a 60% interest on Abitibi as follows:

On or before	Exploration expenditures incurred $
2004	150,000
2005	350,000
2006	600,000
2007	1,000,000
2008	1,400,000

To date, the Company has incurred over $1,691,000 in expenditures at Abitibi in respect of the Abitibi property.

The Company files assessment reports in respect of its Canadian mineral properties (i.e. Jackson Inlet, Torngat, and Abitibi) that are required to keep the properties in good standing and to maintain the Company’s rights in such properties.  The Company may decide to allow certain non-productive claims or permits to lapse, and lose some or all of its interest in such properties.  Currently, the Company has incurred sufficient exploration expenditures, paid for all relevant filing fees and has filed all relevant assessment reports with QMNR or INAC to keep all of its Canadian mineral claims and permits in good standing until May 1, 2005.

Selected Annual Information

The following sets forth selected financial data for each of the three most recently completed financial years, prepared in accordance with Canadian generally accepted accounting principals (“GAAP”).  All amounts are expressed in Canadian currency.

	2004	2003	2002
Total Revenues(1)	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items	$7,144,000	$105,000	$856,000
Per share	$0.071	$0.001	$0.011
Net Loss	$7,144,000	$105,000	$856,000
Net loss per share	$0.071	$0.001	$0.011
Total assets	$37,134,000	$31,782,000	$27,609,000
Total long-term financial liabilities	$Nil	$Nil	$Nil
Cash Dividends per share	Nil	Nil	Nil

(1)

The Company is a development-stage company and does not generate revenue.

The higher net loss in 2004 as compared to both 2003 and 2002 was primarily the result of a future income tax provision of $4,574,200 taken in 2004, including a valuation allowance of $3,416,000 taken in respect of Canadian non-capital losses carried forward of $6,039,000 that are likely to expire without being utilized. This compared to a future income tax recovery of $922,000 recorded in 2003, including a valuation allowance of only $55,180 taken in respect of unused Canadian non-capital losses carried forward, and none taken in 2002. In addition, the higher loss recorded in 2004 was due to the following (a) the Company write off of the carrying value of the Layuh gold property; and (b) general and administrative costs incurred in 2004 were $165,000 higher than in 2003, mostly due to (i) higher Part XII.6 tax  in respect of 2003 flow through financing; (ii) interest expense of $40,000 incurred in respect of late payment for a 2003 balance outstanding; and (iii) higher insurance costs. Professional fees and travel costs also increased in fiscal 2004 compared to fiscal 2003 primarily because of the ongoing financings carried out throughout the current year. Also, interest income earned in 2004 was lower compared to that earned in 2003, reflecting reduced cash levels until the December 2004 financing was completed near year end. A gain of $79,000 was realized from foreign exchange transactions during the current year, compared to a gain of only $18,000 realized in fiscal 2003, because amounts due to the Canadian dollar strengthening relative to the U.S. dollar, at a time when major expenditures were being incurred in respect of Atlanta contractors and suppliers.

Summary of Quarterly Results

During the fourth quarter of 2004, the Company’s cash position increased by $1,759,000.  While $1,966,000 was invested during the quarter on its mineral properties (2003 - $2,861,000), including $1,332,000 (2003 - $1,134,000) on Atlanta and $604,000 (2003 - $112,000) on Jackson Inlet (see “Capital Expenditures” below), these cash outflows were offset from net proceeds received during the quarter from private offering of securities of the Company of $4,223,000 (2003 - $1,207,000), net of $673,000 (2003 - $46,000) share issue costs (see “Liquidity and

Capital Resources” below).  A refundable tax credit of $103,000 in respect of 2003 exploration expenditures incurred in Quebec was received from the QMR during the quarter.  Also, a mining duties credit of $212,000 from QMNR is expected to be received in the first quarter of 2005.  During the quarter, salary costs of $43,000 in respect of senior management were incurred but not paid by the Company, as management elected to defer receipt of such compensation pending a strengthening of the Company’s cash position.  After completing the financing in December 2004, the Company set up a payment schedule whereby unpaid 2004 salaries will be fully paid by July 2005. The increased expenditures in Atlanta during the fourth quarter of 2004 compared to the same period for 2003 reflect: a) completion of the feasibility study; b) advancement of the environmental impact statement (“EIS”) and permitting process (expected to be completed during the Summer of 2005); and c) preparation for mine construction (expected to commence in the latter half of 2005).  Expenditures were also increased during the fourth quarter on Jackson Inlet as the Company completed its 1,200-sample till sampling program on the Vista claims.

General and administrative costs incurred during the fourth quarter of 2004 were $388,000 compared to $195,363 during the same period in 2003.  Professional fees increased for the third consecutive quarter arising primarily from the ongoing financings.  Travel costs incurred in the fourth quarter of 2004 increased compared to the same period in 2003 because of management’s efforts to secure higher levels of financing in the current year and because the Company incurred $70,000 in Part XII.6 tax in respect of the 2003 flow through financing. Interest expense of $40,000 was incurred during the fourth quarter of 2004, compared to nil in 2003. Also, interest income earned in the fourth quarter of 2004 was lower compared to that earned during the same period in 2003, reflecting reduced cash levels until the December 2004 financing was completed near year end. A gain of $7,000 was realized from foreign exchange transactions during the fourth quarter, compared to a gain of $16,000 for the same period in 2003, because amounts due to Atlanta contractors and suppliers were denominated in U.S. dollars and paid using Canadian dollars converted at more favourable exchange rates.

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (thousands)(except per share data - basic and fully diluted):

Period	Total revenues (1)	General and administrative expenses	Net Loss (gain)	Loss / (gain) Per share
Quarter ended December 31, 2004 Quarter ended September 30, 2004 Quarter ended June 30, 2004 Quarter ended March 31, 2004 Quarter ended December 31, 2003	- - - - -	388 273 258 281 375	6,316 (2)(4) 255 258 315 (525) (2)(3)	0.062 0.003 0.003 0.003 (0.006)
Quarter ended September 30, 2003	-	210	200	0.002
Quarter ended June 30, 2003	-	237	224	0.003
Quarter ended March 31, 2003	-	394	386	0.005

(1)

Since the Company is a development-stage company, it does not generate any revenue.

(2)

Includes mineral property costs of $1,451,000 written off in 2004 and $31,000 written off in fiscal 2003 and future income tax provision of $4,574,200 taken in 2004 compared to a recovery of $922,000 incurred in 2003.

(3)

Restated to include stock based compensation expense of $179,622 incurred in fiscal 2003 ($465,523 incurred in fiscal 2002).

(4)

Includes stock based compensation expense of $19,430 incurred in fiscal 2004.

Exploration work, particularly at the Company’s Jackson Inlet and TORNGAT properties, is significantly affected by the weather and light conditions that prevail in the Canadian Arctic in the

Fall and Winter seasons.  The level of the Company’s activities at Atlanta and Abitibi are also somewhat impacted by winter weather conditions.  These factors result in lower overall levels of activity on the Company’s properties during these seasons.  However, as a property advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions on operations will be reduced.

Share Capital of the Company

As at December 31, 2004 and as at January 30, 2005, the Company had 132,363,542 common shares outstanding, incentive stock options outstanding to purchase 4,350,000 additional common shares with exercise prices ranging from $0.285 to $0.63 per share and warrants to purchase 47,054,524 common shares of the Company with exercise prices ranging from $0.205 to $0.50 per share.  Stock options outstanding expire between February 2005 and November 2009.  Warrants outstanding expire between May 2005 and December 2006.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

During 2004, there have been no related party transactions involving the Company except as hereafter described.  Directors of the Company have subscribed for 142,857 units of the Company at a price of $0.35 per unit, 1,905,000 units at $0.315 per unit, 1,136,364 units at $0.22 per unit and 1,750,000 units at $0.20 per unit, for aggregate gross proceeds to the Company of $1,250,075.

Critical  Accounting Estimates

 Estimates were used in 2004 to record stock-based compensation and assess whether there was any impairment in the carrying value of any of the Company’s mineral properties. The fair value of stock-based compensation assumed a risk-free rate of 4.0%, an expected life of 4.9 years and an estimated volatility in the market price of the common share set at 52%. After the feasibility study on Atlanta was completed in November 2004, the cash cost per ounce and total proven and probable gold reserves were used to assess if a write-down or write-off was required in respect of the carrying value of Atlanta. Since the Company’s other mineral properties are in the exploration stage, no such data is available, and hence, a similar assessment is not possible at this time. Actual results could differ from those reported.

Changes in Accounting Policies including Initial Adoption

Stock options

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company.  Commencing in 2002, the Company adopted new recommendations for accounting for stock options, whereby disclosure of the pro forma effect of any options granted in the current year is made using the fair value method of accounting.  Commencing in 2004, all stock based compensation awards (including stock options) are expensed as incurred and will be permitted retroactive application, without restatement, of recognition provisions to awards not previously accounted for at fair value in accordance with Canadian Accounting Standards Board (AcSB).  Stock based compensation expense for fiscal 2004 was $19,430.  Sstock based compensation expense incurred in 2002 and 2003 was $466,523 and $179,622, respectively. The cumulative total of $646,145 was applied to the accumulated deficit at the start of the 2004 fiscal year.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits.  Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company’s current projects will ultimately be developed into a profitable mining operation.  A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered.  Resource prices have fluctuated widely and are beyond the Company’s control.  Revenue and profitability will be determined by the relationship of the Company’s production costs and in respect of diamonds, the relative quality of the diamonds extracted and in respect of gold, the recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted.  The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties with the possible dilution or loss of such interests.  In particular, as the Company’s Atlanta property advances toward production, significant project financing, whether by way of equity, debt or a combination thereof, will be required to construct the mine and related facilities and to acquire the necessary equipment.  While management believes that Atlanta will be an attractive project for potential investors, there can be no assurance that sufficient financings will be obtained on terms favourable to the Company or in a timely manner.  The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits, including those permits necessary to commence construction on Atlanta.  Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations.  The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned.  In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company during fiscal 2004 from those risks faced by the Company in prior years.

Forward Looking Statements

Statements in this report that describe the Company’s objectives, estimates, expectation or predictions and other statements in this report preceded by words such as “should, “anticipate” or similar expressions may be “forward looking statements” within the meaning of applicable securities legislation.  The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied.  Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the annual report on form 20-F of the Company as filed with securities regulatory authorities.

Additional information relating to the Company, including the Company’s Form 20F, may be accessed by visiting the SEDAR website at www.sedar.com.